FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of July 8, 2003

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EMBARGOED UNTIL 12.00 Noon (BST)
8 JULY 2003

CHAIRMAN'S AGM STATEMENT

Extracts from Mr. James McAdam's opening remarks to be made at today's Annual General Meeting for Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY):

"We announced the first quarter results on 5 June. Group like for like sales rose by 2.2% and profit before tax increased slightly to £24.1 million after allowing for the effect of the US dollar weakening from $1.43/£ in the first quarter of last year to $1.59/£ in the first quarter of this year. On a constant exchange rate basis profit before tax increased by 11.6%.

Against the backdrop of very challenging trading conditions the US business increased like for like sales by 1.1%, again outperforming its main competition and gaining further market share. The quarter was marked by strong trading during the Valentine's Day period in February, although a weaker trend was evident in March and April.

The UK division performed well during the first quarter and in spite of being up against strong comparatives increased like for like sales by 5.4%. A drive to increase participation of diamonds in the sales mix showed further success.

In the first two months of the second quarter, US sales have demonstrated an improving trend and UK trading has continued at a satisfactory level."

It will also be announced at the meeting that Lee Abraham will retire as a non-executive director when the Christmas Trading Statement is released in early January 2004.

Signet operated 1,671 speciality retail jewellery stores at 3 May 2003; these include 1,065 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 606 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

Enquiries:         Signet Group plc
                   Terry Burman, Group Chief Executive                  +44 (0) 20 7399 9520
                   Walker Boyd, Group Finance Director                  +44 (0) 20 7399 9520

                   Brunswick
                   Mike Smith                                           +44 (0) 20 7404 5959
                   Tim Grey                                             +44 (0) 20 7404 5959

The second quarter sales performance for the 13 weeks ending 2 August 2003 is expected to be announced on Thursday 7 August 2003.

This release includes certain forward-looking information that is based upon management's beliefs as well as on assumptions made by and data currently available to management. This information, which has been, or in the future may be, included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company's filings with the Securities and Exchange Commission, including its 2002/03 Annual Report on Form 20-F filed with the Commission on April 24, 2003. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                   SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                            Title: Group Finance Director

Date:   July 8, 2003